NOVAWEST

NovaWest Resources Inc.

[redacted]





# News Release

*For Immediate Release*

# PRO MINERALS IPO CLOSED, PLAN OF ARRANGEMENT FINALIZED



Vancouver, BC - Friday, February 29th[th] 2008, 10:15 a.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), and its Board of Directors are pleased to announce that the Pro Minerals Inc. IPO ("INITIAL PUBLIC OFFERING") is now closed. Pro Minerals has successfully undertaken a listing on the TSX-V Exchange and will begin trading on March 5, 2008. The IPO closed for gross proceeds of $750,000 consisting of 3,000,000 units. Each unit is comprised of one common share of the Company and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional share of the Company for a period of 18 months from the date of closing, at a price of $0.35 per warrant if exercised in the first 12 months and at $0.50 per warrant if exercised thereafter. Novawest Resources Inc. has invested by way of subscription a total of $598,000 for 2,392,000 units of Pro Minerals Inc. Novawest's previously announced Plan of Arrangement has now been finalized. Novawest will distribute one common share of Pro Minerals for every five Novawest shares held by Novawest shareholders and one common share purchase warrant of Pro Minerals for every five Novawest warrants held by Novawest warrant holders.

Novawest invites the public to visit its **NEW** website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.



**ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.**

***"Patrick D. O'Brien"***
**Patrick D. O'Brien – Chairman**

**Novawest invites the public to visit its "NEW" website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.**

**S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.**



Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8
*Tel: 604-683-8990* • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • *www.novawest.com* • novawest@novawest.com

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